HARVEST ENERGY TRUST
FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Harvest Energy Trust Suite 2100, 330 - 5th Avenue S.W. Calgary, Alberta T2P OL4

2.	Date of Material Change:

June 1, 2007

3.	News Release

A press release disclosing the material change was issued through CCN Matthews on June 1, 2007.

4.	Summary of Material Change:

Harvest Energy Trust ("Harvest") announced that it had closed its previously announced equity financing. Upon closing, Harvest issued 7,302,500 trust units ("Trust Units") at a price of Cdn $31.50 per Trust Unit (which includes the full exercise by the underwriters of its over-allotment option to purchase 952,500 additional Trust Units) to raise gross proceeds of Cdn $230,028,750 and net proceeds of Cdn $218,527,312 million. The net proceeds from this financing were used to repay a portion of the bank borrowings incurred to fund Harvest's acquisition of North Atlantic Refining Limited.

5.	Full Description of Material Change

Harvest announced that it had closed its previously announced equity financing. Upon closing, Harvest issued 7,302,500 Trust Units at a price of Cdn $31.50 per Trust Unit (which includes the full exercise by the underwriters of its over-allotment option to purchase 952,500 additional Trust Units) to raise gross proceeds of Cdn $230,028,750 million and net proceeds of Cdn $218,527,312 million. The net proceeds from this financing were used to repay a portion of the bank borrowings incurred to fund Harvest's acquisition of North Atlantic Refining Limited.

The first distribution which subscribers for Trust Units will be entitled to will be the previously announced distribution of Cdn $0.38 per trust unit, payable on July 16, 2007 to unitholders of record on June 22, 2007.

The Trust Units were offered publicly in Canada by way of a short form prospectus and on a private placement basis in the United States.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

7.	Omitted Information:

Not Applicable

8.	Executive Officer:

For further information, please contact John Zahary, President and Chief Executive Officer of Harvest Energy Trust at (403) 265-1178 or Toll Free (866) 666-1178.

9.	Date of Report:

June 1, 2007